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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 5)


                         PARKVALE FINANCIAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                         Common Stock ($1.00 par value)
                         ------------------------------
                                 Title of Class


                                   701492 10 0
                                 ---------------
                                 (CUSIP Number)

                                December 31, 2004
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)
-----

  x      Rule 13d-1(c)
-----

         Rule 13d-1(d)
-----






                                Page 1 of 4 Pages


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CUSIP No. 701492 10 0               13G                 Page 2  of  4  Pages

1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert J. McCarthy, Jr.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                       -----
                                                                   (b)
                                                                       -----

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORIGIN
                                                              United States

NUMBER OF         5.  SOLE VOTING POWER
SHARES                                                           181,425 shares
BENEFICIALLY      6.  SHARED VOTING POWER
OWNED BY                                                         291,115 shares
EACH              7.  SOLE DISPOSITIVE POWER
REPORTING                                                        103,379 shares
PERSON WITH       8.  SHARED DISPOSITIVE POWER
                                                                 369,161 shares
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 472,540 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        -----

11. PERCENT OF CLASS REPRESENTED B AMOUNT IN ROW 9
                                                                        8.45%

12. TYPE OF REPORTING PERSON*
                                                                         IN






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CUSIP No. 701492 10 0               13G                  Page 3 of 4 Pages


Item 1(a)   Name of Issuer:                Parkvale Financial Corporation


Item 1(b)   Address of Issuer's Principal Executive Offices:
                                           4220 William Penn Highway
                                           Monroeville, PA 15146

Item 2(a)   Name of Person Filing:         Robert J. McCarthy, Jr.
                                           Director, Vice Chairman,
                                           President and
                                           Chief Executive Officer of Issuer

Item 2(b)   Address of Principal Business Office:
                                           Parkvale Financial Corporation
                                           4220 William Penn Highway
                                           Monroeville, PA 15146

Item 2(c)   Citizenship:                   United States

Item 2(d)   Title of Class of Securities:  Common Stock, par value
                                           $1.00 per share

Item 2(e)   CUSIP Number:                  701492 10 0

Item 3      This Statement is Filed Pursuant to Rule 13d-1(c)

Item 4      Ownership:

            (a) Robert J. McCarthy, Jr. ("the Reporting Person") beneficially owns 472,540 shares of the Common Stock, par value $1.00, of Parkvale Financial Corporation ("the Issuer").

            (b) The 472,540 shares held by the Reporting Person represents 8.45% of the class.

            (c)   Number of shares as to which person has:

                  (i)   Sole power to vote or to direct the vote        181,425

                  (ii)  Shared power to vote or to direct the vote      291,115

                  (iii) Sole power to dispose or to direct the
                        disposition of                                  103,379

                  (iv)  Shared power to dispose or to direct the
                        disposition of                                  369,161

         The 181,425 shares as to which the Reporting Person has sole voting power include 58,079 shares allocated under the Issuer's Employee Stock Ownership Plan (ESOP), 19,967 shares allocated under the Issuer's Supplemental Executive Benefit Plan (SEBP), 17,254 shares that are held by the Reporting Person as custodial for his children and 86,125 shares that may be received upon exercise of currently exercisable stock options. The 291,115 shares as to which the reporting Person has shared power to vote or direct the vote include 164,360 shares held jointly with the Reporting Person's spouse, 22,033 shares allocated under the Issuer's Deferred Compensation Plan (DCP), 37,611 shares allocated under the issuer's Executive Deferred Compensation Plan (EDCP) and 67,111 allocated under the Issuer's Deferred Compensation Agreement (DCA). The 369,161 shares as to which the Reporting Person has shared power to dispose or direct the disposition of include 164,360 shares held jointly with the Reporting Person's spouse, 58,079 shares allocated under the ESOP, 19,967 shares allocated under the SEBP, 22,033 shares allocated under the DCP, 37,611 shares allocated under the EDCP, 67,111 allocated under the DCA, 5,201 shares of which were acquired on January 3, 2005.





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CUSPI NO. 70149210 0              13G                        Page 4 of 4 Pages



Item 5   Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6   Ownership of More than Five Percent on behalf of Another Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
         Control Person:

                  Not Applicable

Item 8   Identification and Classification of Member of the Group:

                  Not Applicable

Item 9   Notice of Dissolution of Group:

                  Not Applicable

Item 10  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 2005
                                           By: /s/ Robert J. McCarthy, Jr.
                                              --------------------------------
                                              Robert J. McCarthy, Jr.